Exhibit 99.2

JINKOSOLAR HOLDING CO., LTD.

(incorporated in the Cayman Islands with limited liability)

NOTICE OF ANNUAL GENERAL MEETING

TO BE HELD ON OCTOBER 21, 2026

NOTICE IS HEREBY GIVEN that an annual general meeting of JinkoSolar Holding Co., Ltd. (the “Company”) will be held at 10F, No.1, Lane 1466, Shenchang Road, Minhang District, Shanghai, China on October 21, 2026 at 10:00 a.m. (Beijing time) for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	As an ordinary resolution that Mr. Gang Chu (whose resume is attached hereto as Exhibit A) be re-elected as an independent director of the Company;

2.	As an ordinary resolution that Mr. Steven Markscheid (whose resume is attached hereto as Exhibit A) be re-elected as an independent director of the Company;

3.	As an ordinary resolution that the appointment of PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company for the fiscal year of 2026 be ratified;

4.	As an ordinary resolution that the directors of the Company be authorized to determine the remuneration of the Company’s auditors; and

5.	As a special resolution that the English name of the Company be changed from “JinkoSolar Holding Co., Ltd.” to “Jinko Holdings Limited”.

6.	As a special resolution that “晶科控股有限公司” be adopted as the dual foreign name of the Company.

7.	As an ordinary resolution that each of the directors of the Company be authorized to take any and all action that might be necessary to effect the foregoing resolutions 1 to 6 as such director, in his or her absolute discretion, thinks fit.

The board of directors of the Company has fixed the close of business on September 21, 2026 (New York time) as the record date (the “Record Date”). All holders of our ordinary shares, whether or not represented by American depositary shares (the “ADSs”), on the Record Date are entitled to receive notice of and to vote at our annual general meeting or any adjournment or postponement thereof.

For a copy of the Company’s 2025 Annual Report, containing the complete audited financial statements and report of the auditors for the year ended December 31, 2025, and the report of the board of directors, please visit the Investor Relations Section of the Company’s website at www.jinkosolar.com. We will provide all shareholders, upon request, a hard copy of our 2025 Annual Report free of charge.

If you are a holder of our ordinary shares on the Record Date, you are cordially invited to attend the annual general meeting in person. Your vote is important. If you cannot attend the annual general meeting in person, you are urged to complete, sign, date and return the accompanying form of proxy by mail to the Company’s office at 10F, No.1, Lane 1466, Shenchang Road, Minhang District, Shanghai, China, Attention: Ms. Jojo Chang, or by email to jojo.chang@jinkosolar.com or by fax to Ms. Jojo Chang at 0086-21-51808600 as soon as possible and in any event no later than 10:00 a.m. October 19, 2026 (Beijing time).

If you are a registered holder of our ADSs as at the Record Date, the depositary, JPMorgan Chase Bank, N.A., will forward to you the information of our annual general meeting and ask you to provide your voting instructions with respect to the ordinary shares represented by your ADSs. Holders of our ADSs who wish to exercise their voting rights for the underlying ordinary shares represented by the ADSs must act through the depository. For your voting instructions to be valid, you must comply with the instructions provided by or on behalf of the depositary, and the depositary must receive your voting instructions in the manner and on or before the date specified. The depositary will try, to the extent practicable and legally permissible, subject to the provisions of or governing the underlying ordinary shares, to vote or to have its agents vote the ordinary shares as you instruct. The depositary shall, in the manner and on or before the time established by the depositary for such purpose, endeavor to vote or cause to be voted the underlying ordinary shares represented by the ADSs in accordance with your instructions insofar as practicable and permitted under the provisions of or governing the ordinary shares. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

BY ORDER OF THE BOARD OF DIRECTORS

Xiande Li
Chairman of the Board of Directors
Date: September 9, 2026

Exhibit A

Resume of candidates for directors of the Company:

Mr. Gang Chu has been an independent director of our company since August 2024. Mr. Gang Chu served as the chief operating officer and a member of the management committee of China International Capital Corporation Limited (“CICC”) from March 2015 to February 2024. Between November 2015 and August 2024, he served as a director on the boards of various subsidiaries of CICC. Between May 2009 and March 2015, he held various leadership roles at CICC, including as the head of strategy research in the research department, the head of capital markets, and the deputy chief operating officer of CICC. Prior to joining CICC, he worked at Citigroup from September 1993 to August 2008, holding various roles, including risk manager of emerging markets, proprietary trader of U.S. municipal bonds, the head of the Latin American equity derivatives business, and a managing director of the Citigroup Alternative Investments. Mr. Chu obtained a bachelor’s degree in physics from the University of Science and Technology of China in July 1987 and a Ph.D. in theoretical physics from Northeastern University in the United States in September 1993. He also attended the Leonard N. Stern School of Business of New York University from September 1996 to June 1997. Mr. Chu became a Chartered Financial Analyst in September 2002.

Mr. Markscheid is the managing partner of Aerion Capital, a family office, and chairman-emeritus and senior advisor of KX Power, a UK-based battery energy storage project developer. He serves as an independent non-executive director of Richtech Robotics, ConnectM Corporation, Charlton Aria Acquisition Corporation, Pantages Acquisition Corporation, Starry Sea Acquisition Corporation, and is CFO of Future Money Acquisition Corporation. He is also a trustee-emeritus of Princeton in Asia. From 1998 to 2006, Mr. Markscheid worked for GE Capital. During his time with GE, he led GE Capital’s business development activities in China and Asia Pacific, primarily acquisitions and direct investments. Prior to GE, he worked with the Boston Consulting Group throughout Asia. Mr. Markscheid was a commercial banker for ten years in London, Chicago, New York, Hong Kong and Beijing with Chase Manhattan Bank and First National Bank of Chicago. He began his career with the US-China Business Council, in Washington D.C. and Beijing. He received his bachelor’s degree in East Asian Studies from Princeton University in 1976, his master’s degree in international affairs from Johns Hopkins University in 1980 and an MBA from Columbia University in 1991.